Peter Smith Chief Accounting Officer 601 Riverside Avenue Jacksonville, Florida 32204 Telephone: (904) 438-6622 e-mail: peter.smith@fisglobal.com

May 30, 2013

Via Edgar
Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: File No. 001-16427

Dear Mr. Mew:
We hereby submit the following responses to the comment letter dated May 20, 2013, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K of Fidelity National Information Services, Inc. (“FIS”) for the fiscal year ended December 31, 2012. To assist your review, we have retyped the text of those comments below.
Form 10-K for the Fiscal Year Ended December 31, 2012
Item 8. Financial Statements and Supplementary Data
Consolidated Balance Sheets, page 44

1.
Please explain and disclose in further detail what is meant by your disclosure on pages 37 and 49 that the majority of your domestic cash and cash equivalents are not available for general corporate purposes due to the timing of settlement activity. Please also tell us and disclose whether these amounts are legally restricted as well as why these amounts represent cash and cash equivalents as opposed to restricted cash that should be presented as a separate line item on the face of the consolidated balance sheets. Refer to paragraph (1) of Rule 5-02 of Regulation S-X. If the amounts are not restricted, tell us what consideration was given to disclosing in a footnote the amounts at each balance sheet date that are not available for general corporate purposes.

Within our Payment Solutions Group segment (PSG), we facilitate fund movement on behalf of our customers' electronic payment transactions, which we refer to as settlement activity. Our payment processing businesses often require us to fund settlement activity with cash to support those operations, with elevated amounts following weekends, holidays and other peak settlement days. These transactions generate net deposits in-transit that are generally received the following business day. Our domestic cash and cash equivalents is not restricted and consists largely of these in-transit amounts. The referenced disclosure was intended to inform the reader of the cash requirements of those businesses, and to provide insight into why cash balances are not accessible for other general corporate purposes, such as reducing debt levels. We considered disclosing these in-transit amounts but concluded they were not relevant to users of our financial statements because our daily cash needs are impacted by many factors, including incoming cash flows and other working capital requirements. We propose to clarify this disclosure prospectively by eliminating the following sentence in the Summary of Significant Accounting Policies footnote and in the Liquidity and Capital Resources (Cash Requirements) discussion in the MD&A, and substituting the following sentence in the MD&A:

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Sentence to be eliminated: “The majority of our domestic cash and cash equivalents are not available for general corporate purposes due to the timing of settlement activity”.

Sentence to be added to the MD&A in replacement of above: “The majority of our domestic cash and cash equivalents represents net deposits in-transit at the balance sheet dates and relates to daily settlement activity.”

Note 2. Summary of Significant Accounting Policies, page 49
(e) Trade Receivables, page 51

2.
Please explain to us and separately disclose what the amounts recorded within the settlement deposits, settlement receivables and settlement payables line items consist of as well as your related accounting policies. As you disclose within the cash and cash equivalents accounting policy on page 49 that certain amounts included within cash and cash equivalents relate to settlement activity, please include in your disclosure the interaction of these settlement related line items and cash and cash equivalents.

Within our PSG segment, we manage electronic payment programs for our customers that give rise to settlement related deposits, receivables, and payables that we isolate on our balance sheet. In certain of these businesses, we require our customers who participate in these programs to fund advance deposits that we manage on their behalf and use to fund their daily settlement activity. The “Settlement deposits” line item represents cash we hold that was drawn from our customers to be used in the settlement process of these programs. The “Settlement receivables” line item represents amounts funded by us and settlement payables represents amounts funded to us, each to/from third parties on behalf of our customers, and related to the management of their electronic payment programs. To the extent we have a settlement deposit balance, the corresponding liability is recorded in settlement payables.

For example, a settlement receivable in our credit-card business results from funding our customer's obligation to a card payment network for new cardholder charges. An example of a settlement payable in that same business is our receipt of payments directly from cardholders on their outstanding balances that we owe to our customer.

In contrast, in certain of our other payments businesses that were referenced in our response to Comment 1, we facilitate the movement of funds but do not provide the same level of integrated services described in the above programs or have contractual provisions requiring advance deposit funds for settlement activity. In those operations, we are primarily a payment processor and we record both sides of settlement transactions on a daily basis. As a result, an inflow or outflow of funds leads to the immediate creation of an outstanding disbursement or a deposit-in-transit, and thus are included in cash and cash equivalents. In addition to the level of service provided, the primary differences between these transactions and those transactions that result in settlement receivables and payables are that the latter include contractual provisions requiring customer advance deposits and/or payment terms that extend beyond the daily processing cycle.

We propose to clarify these disclosures prospectively by substituting, for the wording on page 51 under section (e), the following more descriptive language. We will also separate this language from the discussion of Trade Receivables under its own lettered caption titled Settlement Deposits, Receivables and Payables:

Within our Payment Solutions Group segment (PSG), we manage certain integrated electronic payment services and programs for our customers that require them to fund advance deposits that we manage on their behalf and use to fund their daily settlement activity. Settlement deposits represent cash we hold that was drawn from our customers to be used in the settlement process of these programs. Settlement receivables represents amounts funded by us and settlement payables represents amounts funded to us, each to/from third parties on behalf of our customers, and related to the management of their programs. To the extent we have a settlement deposit balance, the corresponding liability is recorded in settlement payables. The payment solution services that give rise to these

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settlement balances are separate and distinct from those settlement activities referred to under (b) Cash and Cash Equivalents, where the services we provide primarily facilitate the movement of funds.

Note 18. Supplemental Guarantor Financial Information, page 75

3.
You disclose on page 65 and 66 that certain of your debt obligations are guaranteed by particular subsidiaries and we note that multiple subsidiaries included within Exhibit 21.1 are less than 100% owned. Please note a subsidiary guarantor only qualifies for relief under paragraph (f) of Rule 3-10 of Regulation S-X if it is 100% owned, as defined within paragraph (h)(1) of Rule 3-10 of Regulation S-X. Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by you or advise us of the basis of your presentation.

Additionally, please tell us and disclose whether the guarantees by certain of your subsidiaries as discussed on pages 65 and 66 are joint and several, as well as full and unconditional. Any significant restrictions on the ability of you to obtain funds from your subsidiaries by dividend or loan should also be disclosed. Refer to Rule 3-10(i) of Regulation S-X.
We confirm that all guarantor subsidiaries are 100% owned by FIS. Further, the guarantees of each subsidiary are full and unconditional as well as joint and several with the guarantees of all other guarantor subsidiaries. There are no significant restrictions on the ability of FIS or any guarantor to obtain funds from its subsidiaries by dividend or loan.
We propose that we expand our disclosure in future filings to insert the following before the tables included in our footnote on Supplemental Guarantor Financial Information:
Each Guarantor subsidiary is 100% owned by FIS and all guarantees are full and unconditional as well as joint and several.
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Further, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
We would appreciate receiving any further comments at the Staff's earliest possible convenience. If you should have any questions or comments regarding this letter, please contact Peter Smith at (904) 438-6622.

Very truly yours,

/s/ Peter Smith
Corporate Senior Vice President and
Chief Accounting Officer